[redacted]

NO-ACT

ACT ____

SECTION 17(a)

RULE ____

PUBLIC AVAILABILITY 12/2/08

December 2, 2008
IM Ref. No. 200811181619
BNY Mellon Funds Trust
File No. 811-09903

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter, dated December 2, 2008, BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund and BNY Mellon Massachusetts Intermediate Municipal Bond Fund (the "Funds"), each a registered open-end investment company for which BNY Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as investment adviser, request our assurance that we will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(a) of the Investment Company Act of 1940 ("Act") against Dreyfus, The Bank of New York Mellon Corporation ("BNY Mellon") or an affiliated person of BNY Mellon (together with BNY Mellon, "BNY Mellon Entities"), if a BNY Mellon Entity purchases certain auction rate securities from the Funds without seeking an order under Section 17(b) of the Act.

On the basis of the unusual facts and circumstances described in your letter, and the representations made therein, we will not recommend enforcement action to the Commission under Section 17(a) of the Act against Dreyfus or a BNY Mellon Entity if a BNY Mellon Entity purchases the auction rate securities from the Funds, as detailed in your letter, without seeking an order under Section 17(b) of the Act. This response expresses our position solely on enforcement action, solely with respect to the transactions specified in your letter, and does not express any legal conclusions on the issues presented. You should note that any different facts, circumstances or representations might require a different conclusion.

Stephen Van Meter
Senior Counsel

Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JACK W. MURPHY

jack.murphy@dechert.com
+1 202 261 3303 Direct
+1 202 261 3003 Fax

Investment Company Act of 1940
Sections 17(a) – 17(b)

December 2, 2008

Douglas Scheidt, Esq.
Associate Director and Chief Counsel
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re: BNY Mellon Funds Trust – Request Under Section 17(a) of the Investment Company Act of 1940 for Affiliated Purchase Transactions

Dear Mr. Scheidt,

We are writing to you on behalf of BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund and BNY Mellon Massachusetts Intermediate Municipal Bond Fund (the "Funds"), each a series of BNY Mellon Funds Trust (the "Trust"), an open-end investment company registered as such under the Investment Company Act of 1940 (the "1940 Act") for which BNY Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as investment adviser. The Funds propose to enter into certain purchase transactions with The Bank of New York Mellon Corporation ("BNY Mellon"), the parent company of Dreyfus, or an affiliate of BNY Mellon (together, the "BNY Mellon Entities"). Dreyfus and each BNY Mellon Entity are under the common control of BNY Mellon, and each BNY Mellon Entity is an affiliated person, or an affiliated person of an affiliated person, of each Fund.

The Funds, Dreyfus and the BNY Mellon Entities respectfully request that the Division of Investment Management ("Division") advise Dreyfus and the BNY Mellon Entities that it will not, on the basis of the facts and circumstances described herein, recommend that the U.S. Securities and Exchange Commission (the "Commission") take enforcement action under Section 17(a) of the 1940 Act, if a BNY Mellon Entity purchases certain auction rate securities (the "Securities") from the Funds, described on Exhibit I to this letter, without filing an application under, and without the Commission granting an order pursuant to, Section 17(b) of the 1940 Act.

I. THE SECURITIES AND THE PROPOSED TRANSACTIONS

A. Background of the Securities

The Securities are "auction rate securities" issued by public entities with an interest or dividend rate that is designed to reset on a regular basis (35 days) through an auction process. During the auction process, the interest or dividend rate is periodically adjusted to a level at which demand for the particular Security equals the available supply. In this regard, the auctions serve as a form of secondary market for the Securities, thereby providing liquidity at par on a regular, periodic basis to any holder who wishes to sell the Securities.

If an auction for one of the Securities fails (*e.g.*, because there is insufficient demand for the Security), the interest or dividend rate is reset to a "maximum rate," "default rate" or "failed auction rate" for the particular Security as specified in the offering documents for the Security. For the Securities that are the subject of this no-action letter request, the default rates ranged from 3.179% to 10.518% per annum as of October 31, 2008.[1] Auctions for the Securities have failed consistently since approximately end of February/March 2008, with the result that the interest or dividend rate for each of the Securities presently equals the default rate and the holders of the Securities have been unable to effectively sell the Securities at their par values through the auction process.

The Securities were purchased by the Funds prior to mid-February 2008, through an underwriter unaffiliated with BNY Mellon, with the expectation that they would provide a high degree of liquidity. The purchases were consistent with the investment objectives, policies and limitations of the Funds. However, because the auctions have failed consistently since end of February/March 2008, and given the absence of any other meaningful secondary market for the Securities, the Securities no longer provide the liquidity that had been anticipated when they were acquired by the Funds.

B. Description of the Proposed Transactions

BNY Mellon Wealth Management has communicated to its clients, for whom it held investment discretion and on behalf of whom the Securities were purchased (the "Discretionary Accounts"), an offer to purchase the Securities for an amount equal to the par value of the applicable Security, plus any accrued and unpaid income (interest or dividends, as applicable) thereon (the "Offer").[2]

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1 Effective November 20, 2008, the default rate of one of the Securities, which was 10.50% as of October 31, 2008, was reduced to 3.99%; and effective November 25, 2008, the default rate of another of the Securities, which was 10.518% as of October 31, 2008, was also reduced to 3.99%. Consequently, as of the date of this letter, default rates range from 3.179% to 3.99%.

2 BNY Mellon also communicated the Offer to – and is seeking approval from the U.S. Department of Labor ("DOL") to engage in substantially similar transactions with – one or more Individual Retirement Accounts, employee benefit plans or other plans subject to Section 4975 of the Internal Revenue Code of 1986, as amended, and/or the Employee Retirement Income Security Act of 1974, as amended, for which BNY Mellon serves as custodian/and or trustee (each, a "Client Plan").

By the terms of the Offer, acceptance of the Offer must be received by BNY Mellon before the last auction date for the Securities in 2008, and a BNY Mellon Entity will purchase the Securities at the first auction date after receipt of the acceptance.

The Offer is being extended to the Funds because (i) the portfolio managers of the Funds are the same individuals who made the investment decisions on behalf of the Discretionary Accounts and the Funds and (ii) the Funds are primarily sold to clients of BNY Mellon Wealth Management. The Offer covers each of the Securities held by the Funds as indicated on Exhibit I.[3]

Pursuant to the terms related to the Offer, the sale of Securities to a BNY Mellon Entity will result in an assignment of all rights, claims, and causes of action against the issuer of the Securities or against any third party (other than Dreyfus or any BNY Mellon Entity) arising in connection with or out of the owner's purchase, holding or ownership of the Securities. The terms of the Offer also expressly state that the owners are not obligated to enter into a transaction and must affirmatively agree to enter into a sale of the Securities to a BNY Mellon Entity.

BNY Mellon estimates that the total aggregate par value plus accrued and unpaid income (interest or dividends, as applicable) thereon for all Securities held by clients subject to the Offer is approximately $192,840,000 as of October 31, 2008. Securities held by the Funds represent approximately $21,670,000 of that aggregate amount as of that date.

A Fund's sale of Securities to a BNY Mellon Entity will be a one-time sale for cash consideration in connection with which such Fund will not bear any brokerage commissions, fees or other expenses. Further, if the exercise of any of the assigned rights, claims or causes of action results in BNY Mellon recovering from the issuer or any third party an aggregate amount that is more than the sum of (a) the purchase price paid to a Fund for the Securities by a BNY Mellon Entity and (b) the income (interest or dividends, as applicable) due on the Securities from and after the date a BNY Mellon Entity purchased the Securities from a Fund, at the rate specified in the Securities or determined pursuant to a successful auction with respect to the Securities, BNY Mellon will refund such excess amount promptly to the Fund (after deducting reasonable expenses incurred in connection with the recovery).

II. SECTION 17(a) OF THE 1940 ACT

Sections 17(a)(1) and 17(a)(2) of the 1940 Act prohibit an affiliated person of a registered investment company, or an affiliated person of an affiliated person of the company, from knowingly selling to or purchasing from the registered company any security or other property. Section 2(a)(3) of the 1940 Act, in relevant part, defines an affiliated person of a registered investment company to include the investment company's investment adviser, and any person

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3 One auction rate security held by BNY Mellon National Intermediate Municipal Bond Fund is not covered by BNY Mellon's offer because such security was purchased in April 2008, a period during which the market for auction rate securities was known to be potentially illiquid, and such purchase was made with knowledge of the illiquidity risks.

controlling, controlled by, or under common control with, the investment company. Each BNY Mellon Entity is an affiliated person, or an affiliated person of an affiliated person, of the Funds.

Section 17(a) would prohibit the proposed purchase transactions because, as stated above, such transactions would involve the purchase of the Securities from the Funds by an affiliated person, or an affiliated person of an affiliated person, of the Funds, acting as principal.

The prohibitions in Sections 17(a)(1) and 17(a)(2) of the 1940 Act are designed to protect registered investment companies from transactions that may involve overreaching. We understand that, as a general matter, exemptive relief from the prohibitions of Section 17(a) is available upon application to, and an exemptive order issued by, the Commission under Section 17(b) of the 1940 Act.[4] However, the Staff has previously taken no-action positions under Section 17(a) involving transactions similar to the proposed purchase transactions and in light of comparable and novel market conditions.[5]

BNY Mellon, Dreyfus and the Funds submit that, under the Funds' particular facts and circumstances, including business exigencies and current market conditions,[6] and in light of the protections that would be afforded to the Funds as described below, the proposed purchase transactions justify the no-action relief sought in this letter.

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4 Section 17(b) of the 1940 Act provides a statutory mechanism though which one can apply for exemptive relief from the prohibitions of Section 17(a) of the 1940 Act. Specifically, Section 17(b) provides that the Commission may exempt certain affiliated transactions if the applicant establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

5 *See, e.g.*, PaineWebber Managed Investments Trust (pub. avail. Aug. 4, 1994) (purchase of illiquid mortgage-backed securities); Morgan Grenfell Investment Trust (pub. avail. Sept. 16, 1996) (purchase of illiquid unlisted securities); Dean Witter World Wide Investment Trust (pub. avail. Sept. 17, 1996) (purchase of illiquid unlisted securities); Investment Company Institute (pub. avail. Sept. 25, 2008) (purchase of illiquid asset-backed commercial paper under the Federal Reserve's Asset-Backed Commercial Paper Money Market Fund Liquidity Facility). In addition, the Staff has recently issued no-action relief to numerous money market funds in connection with capital support agreements, or purchase transactions involving illiquid securities, involving affiliated persons of the funds, in order to maintain a net asset value per share of $1.00 and to ensure sufficient liquidity to meet redemption requests under the 1940 Act. *See, e.g.*, Dreyfus Money Funds (pub. avail. Oct. 20, 2008); Penn Series Funds, Inc. (pub. avail. Oct. 22, 2008); Legg Mason Partners Institutional Trust (pub. avail. Oct. 22, 2008); Russell Investment Company (pub. avail Oct. 24, 2008).

6 *See, e.g.*, Narragansett Capital Corporation (pub. avail. Dec. 15, 1974) (Commission Staff, granting no-action relief, recognized that the "business urgency" of a proposed transaction may support no-action relief under Section 17).

III. JUSTIFICATION FOR AND CONDITIONS OF THE PROPOSED PURCHASE TRANSACTIONS

The persistent failure of the Securities' auctions has deprived the Funds of a meaningful secondary market, thereby causing the Funds to hold illiquid securities, initially expected to be highly liquid, for an indefinite duration in a time of market and economic uncertainty. The portfolio managers of the Funds believe that it is in the best interests of the Funds to sell the Securities at their par values, plus accrued interest, as proposed by BNY Mellon under the terms of the Offer because it is the price that the Funds would receive upon a successful auction sale.

BNY Mellon is seeking to foster a long-term relationship with – and to help alleviate legitimate liquidity concerns among – its clients. In this regard, BNY Mellon has contemporaneously extended the Offer to engage in the proposed purchase transactions to its clients, as previously discussed. BNY Mellon is treating all recipients of the Offer equally and does not intend to extend the terms of the Offer beyond 2008. As of the time of this letter, a majority of its clients to whom the Offer was extended have accepted the Offer and their Securities have been purchased by BNY Mellon Entities. If the Funds and the BNY Mellon Entities were to apply to the Commission for an order pursuant to Section 17(b) of the 1940 Act, it is unlikely that such an order, if granted, would be granted before the expiration of the Offer.[7] Further, the passage of time and the volatility and uncertainty of the markets in which the Securities trade may also make it impracticable as a business matter for BNY Mellon to leave open the Offer for the Securities, the aggregate amount of which is substantial.

Accordingly, the applicants believe that a no-action position enabling the Funds to accept the Offer and a BNY Mellon Entity to purchase the Securities from the Funds on the proposed terms, and by the proposed date, is urgently needed as a business matter and is justified under the circumstances.

Moreover, in connection with the proposed purchase transactions, BNY Mellon, Dreyfus and the Funds represent as follows:

1. The Board of Trustees of the Trust, including a majority of the trustees who are not "interested persons" of the Trust as that term is defined in Section 2(a)(19) of the 1940 Act (the "Board"), has determined that (1) it would be in the best interest of each Fund and its shareholders if the BNY Mellon Entities are allowed to purchase the Securities from the Funds at par value plus accrued and unpaid income (interest or dividends, as applicable) thereon, (2) the terms of the proposed purchase transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, including BNY Mellon and Dreyfus, and (3) the proposed purchase transactions are consistent with the investment objectives, policies and limitations of each Fund, as stated in the registration statement.

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[7] It is our understanding that a DOL exemption to permit similar purchase transactions for the Client Plans would be effective retroactively.

2. No brokerage commissions, fees or other remuneration will be paid by the Funds in connection with the proposed purchase transactions.

3. The proposed purchase transactions contemplate the purchase by a BNY Mellon Entity of all of the Funds' auction rate securities purchased prior to the illiquidity of the auction rate securities market.

4. Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the proposed purchase transactions occur, the first two years in an easily accessible place, a written record of each such transaction, setting forth a description of the transaction, including the terms of the transaction and the information or materials upon which the Board determinations described above were made.

5. The purchasing BNY Mellon Entities undertake that, if the exercise of any of the assigned rights, claims or causes of action ultimately results in BNY Mellon recovering from the issuer or any third party an aggregate amount that is more than the sum of (a) the purchase price paid to a Fund for the Securities by a BNY Mellon Entity and (b) the income (interest or dividends, as applicable) due on the Securities from and after the date a BNY Mellon Entity purchased the Securities from a Fund, at the rate specified in the Securities or determined pursuant to a successful auction with respect to the Securities, BNY Mellon will refund such excess amount promptly to the Fund (after deducting all reasonable expenses incurred in connection with the recovery).

IV. CONCLUSION

BNY Mellon, Dreyfus and the Funds respectfully request that the Division advise them that it will not recommend that the Commission take enforcement action against Dreyfus and the BNY Mellon Entities under Section 17(a) of the 1940 Act if the proposed purchase transactions are consummated without an application having been filed under, and an order entered into by the Commission pursuant to, Section 17(b) of the 1940 Act.

We would be happy to answer any questions that the Staff of the Commission may have regarding this request or to provide additional information. Please do not hesitate to call the undersigned at 202.261.3303 or Julien Bourgeois at 202.261.3451.

Sincerely,

Jack W. Murphy

cc: Nadya B. Roytblat; James M. Curtis - Division of Investment Management – SEC
Stuart H. Coleman; David Stephens - Stroock & Stroock & Lavan LLP
Donald W. Smith – K&L Gates LLP
Michael A. Rosenberg; Joseph Chioffi; Jeff Prusnofsky - The Dreyfus Corporation

EXHIBIT I TO NO-ACTION REQUEST

SECURITIES TO BE PURCHASED UNDER THE PROPOSED TRANSACTIONS

Registrant	Series (Net Assets)[1]	Security	CUSIP	Par (% of Net Assets)	Last 2008 Auction Date[2]	Current Rate
BNY Mellon Funds Trust	**BNY Mellon National Intermediate Municipal Bond Fund ($1,208,063,987.65)**	Berks Cnty PA Mun Auth Hosp Rev Reading Hosp Med Ctr Pj-Stars	084540GK3	$4,970,000 (0.41%)	12/03/2008	3.179%
		Massachusetts St Health & Edl Facs Auth Rev Savrs-Northeastern Univ-H	57585JT84	$1,350,000 (0.11%)	12/29/2008	10.518%[3]
		Massachusetts St Health & Edl Facs Auth Rev Savrs-Northeastern Univ-Ser F	57585KEP9	$5,850,000 (0.48%)	12/29/2008	10.518%[3]
BNY Mellon Funds Trust	**BNY Mellon National Short-Term Municipal Bond Fund ($166,015,450.22)**	Chelsea Mass Lease Rev Savrs-Ser B	163316AB8	$4,750,000 (2.86%)	12/24/2008	10.500%[4]
BNY Mellon Funds Trust	**BNY Mellon Massachusetts Intermediate Municipal Bond Fund ($361,291,713.75)**	Chelsea Mass Lease Rev Savrs-Ser B	163316AB8	$4,750,000 (1.31%)	12/24/2008	10.500%[4]

[1] As of October 31, 2008

[2] Auctions have "failed" consistently since end of February/March 2008 -- auctions are deemed to "fail" if a Fund is not able to sell the entirety of the Securities offered for sale at the auction.

[3] Effective November 25, 2008, the default rate of this Security was reduced to 3.990%.

[4] Effective November 20, 2008, the default rate of this Security was reduced to 3.990%.

END